UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. __)*

Under the Securities Exchange Act of 1934

ARCIMOTO INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

039587100

(CUSIP Number)

Mark Frohnmayer

c/o Arcimoto, Inc.

2034 West 2nd Avenue

Eugene, Oregon 97402

(541) 683-6293

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 039587100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Mark Frohnmayer
2.	Check the Appropriate Box if a Member of a Group (a) ☐ Not Applicable (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
Not Applicable
6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 7,320,981(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,320,981(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,320,981(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 46.0%(2)
14.	Type of Reporting Person IN

1 Consists of (a) 27,223 shares of common stock, no par value per share of Arcimoto, Inc. (the “Common Stock”) subject to options held by Mark Frohnmayer (the “Reporting Person”) that vest within 60 days of May 9, 2018 and (b) 300,000 shares of Common Stock resulting from the fully vested warrant held by the Reporting Person.

2 Based on 15,919,215 shares of Common Stock outstanding as of March 22, 2018, as reported by Arcimoto, Inc., in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission on March 30, 2018.

CUSIP No. 039587100

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock (the “Common Stock”), no par value per share (each a “Share,” and collectively, the “Shares”) of Arcimoto, Inc., an Oregon corporation (the “Issuer” or “Company”). The Issuer’s principal executive office is located at 2034 West 2nd Avenue, Eugene, Oregon 97402.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934 (the “Act”) on behalf of Mark Frohnmayer, President, Chief Executive Officer and Chairman of the Board of the Company (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Arcimoto, Inc., 2034 West 2nd Avenue, Eugene, Oregon 97402.

(c) The principal business of the Reporting Person is President, Chief Executive Officer and Chairman of the Board of the Company.

(d) – (e) During the last five years, the Reporting Person has not: (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Frohnmayer is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person is filing this Schedule 13D as a result of the closing of the Issuer’s Regulation A offering. The Reporting Person acquired an aggregate of 6,942,758 Shares upon the conversion of various convertible notes prior to the closing of the Regulation A offering and he purchased 50,000 Shares prior to that time as well. The Reporting Person acquired 1,000 Shares in connection with the Regulation A offering. The Reporting Person acquired a warrant for 300,000 Shares that was issued under the Company’s Second Amended and Restated 2012 Employee Stock Benefit Plan and he acquired options that will allow him to purchase up to an aggregate of 40,000 Shares, of which 27,223 Shares will vest within 60 days of May 9, 2018, under the Company’s Amended and Restated 2015 Stock Incentive Plan. The acquisitions made pursuant to the Company’s equity plans were made in connection with the Reporting Person’s employment as the Company’s President, Chief Executive Officer and Chairman of the Board.

Item 4.	Purpose of Transaction.

The Reporting Person acquired all of the Shares to which this Schedule 13D relates as specified in Item 3. The Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of the Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of the Issuer’s subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

CUSIP No. 039587100

Item 5.	Interest in Securities of the Issuer.

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by the Reporting Person.  The percentage used in this Schedule 13D is calculated based upon 15,919,215 Shares outstanding as of March 22, 2018 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017 as filed with the U.S. Securities and Exchange Commission on March 30, 2018.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) There have been no transactions in the Shares effected within the past sixty days by the Reporting Person.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Person.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

CUSIP No. 039587100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2018

/s/ Mark Frohnmayer
Mark Frohnmayer